SAN ANTONIO VENTURES INC.

NEWS RELEASE

SAN ANTONIO VENTURES INC. ANNOUNCES CLOSING OF REVERSE TAKE-OVER
WITH R2 ENERGY LTD.

September 4, 2014 – Vancouver, BC – San Antonio Ventures Inc. (“San Antonio”, or the “Company”) (TSXV: SAN) is pleased to announce that it has closed its previously announced reverse take-over (the “RTO”) with R2 Energy Ltd. (“R2”) pursuant to which the shareholders of R2 were issued two common shares of San Antonio for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of San Antonio on the same basis.

Pursuant to the terms thereof, each of the 19,166,666 initial subscription receipts issued by R2 on July 31, 2014 in its previously announced $5.75 million private placement have been converted into pre-consolidated 19,166,666 units of San Antonio and 19,166,666 subscription receipts of San Antonio (each, a “Subscription Receipt”). The Company has received $2,875,000 plus interest from escrow. Each San Antonio unit consists of one common share of San Antonio and one pre-consolidated common share purchase warrant, entitling the holder thereof to purchase one additional San Antonio common share at a price of $0.25 until July 31, 2019.

The Company’s currently issued and outstanding 75,140,272 common shares (after giving effect to the RTO) will resume trading on the TSX Venture Exchange (“TSXV”) on September 5, 2014. The Company’s 19,166,666 pre-consolidated warrants will begin trading on the TSXV under the symbol “SAN.WT” at this time as well.

In connection with the RTO, each of Kenneth Phillippe, Stephen Kenwood and Thomas Dyakowski resigned as directors of the Company. Messrs. Craig Steinke, Ian W. Telfer and Gordon Keep were appointed as directors of the Company and Chris Dyakowski remains as a director. In addition, Craig Steinke was appointed Chief Executive Officer of the Company and Jeremy Crichton was appointed Chief Financial Officer of the Company.

The annual and special meeting of shareholders (the “Meeting”) of the Company is scheduled to be held on September 12, 2014. At the Meeting, shareholders will be asked to approve, among other things: (i) a change in the Company’s name to “Renaissance Oil Corp.”; and (ii) a consolidation of the Company’s issued and outstanding common shares on a two for one basis.

After the Meeting, the Subscription Receipts will convert into pre-consolidated San Antonio units and the Company will receive the balance of $2,875,000 plus interest from escrow. Then, the San Antonio common shares will be consolidated on a two for one basis and the name and symbol will change. After giving effect to the consolidation, the Company will have 47,153,469 common shares, 19,166,666 warrants and 3,901,000 stock options issued and outstanding. Each post-consolidated warrant entitles the holder thereof to acquire one common share of Renaissance Oil Corp. at a price of $0.50 until July 31, 2019.

The Company has been advised that Craig Steinke currently holds on a pre-consolidated basis 10,292,808 common shares, representing 13.70% of the issued and outstanding 75,140,272 common shares of the Company, 1,600,000 stock options, representing 20.51% of the outstanding options, 166,666 warrants, representing 0.87% of the outstanding warrants and 166,666 subscription receipts, representing 0.87% of the outstanding subscription receipts. Mr. Steinke would hold 12,392,806 common shares, representing 16.04% of the then-issued and outstanding shares of the Company on a partially diluted basis, assuming exercise of all convertible securities held by Mr. Steinke. Mr. Steinke has ownership and control over these securities.

The Company has been advised that Ian Telfer currently holds on a pre-consolidated basis 13,520,456 common shares, representing 17.99% of the issued and outstanding 75,140,272 common shares of the Company, 1,000,000 stock options, representing 12.82% of the outstanding options, 1,520,256 warrants, representing 7.93% of the outstanding warrants, 1,520,256 subscription receipts, representing 7.93% of the outstanding subscription receipts, and 1,200,000 common shares of the Company which are subject to a private call option held by Mr. Telfer. Mr. Telfer would hold 20,281,224 common shares, representing 24.76% of the then-issued and outstanding shares of the Company on a partially diluted basis, assuming exercise of all convertible securities held by Mr. Telfer. Mr. Telfer has ownership and control over these securities.

The Company has been advised that Casey Capital Strategies, LLC ("CCS"), together with its joint actors, has ownership and control of, on a pre-consolidated basis, 8,000,000 common shares, representing 10.65% of the issued and outstanding 75,140,272 common shares of the Company, 4,000,000 warrants, representing 20.87% of the outstanding warrants, and 4,000,000 subscription receipts, representing 20.87% of the outstanding subscription receipts. CCS, together with its joint actors, would have ownership and control of 20,000,000 common shares, representing 22.95% of the then-issued and outstanding shares of the Company on a partially diluted basis, assuming exercise of all convertible securities held.

A copy of the early warning reports relating to the above holdings will be available under the Company’s profile on SEDAR at www.sedar.com.

ABOUT RENAISSANCE

Renaissance is in the business of identifying, acquiring and developing a diversified shale and mature field portfolio in Mexico, Spain and other strategic countries, with its present principal focus being the investigation of shale and mature field prospects in Mexico, pursuant to its memorandum of understanding with Halliburton Energy Services, Inc. In Spain, Renaissance was the successful bidder on various land positions in certain sedimentary basins. The awarding of permits are now at varying stages of processing. Renaissance conducts its Spanish business, through its 40%-owned Spanish subsidiary, Montero Energy Corporation, S.L. The Company also plans to continue its exploration and development program at its 100% owned Fame Gold Property in south-central British Columbia.

SAN ANTONIO VENTURES INC.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer
Tel: 604-536-3637

This news release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to the commencement of trading of the common shares and warrants of the Company and the composition of the Company’s board of directors following the Meeting. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include, but are not limited to, the Company's inability to secure shareholder approval required to approve the matters to come before shareholders at the Meeting.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.